Clause 2

Background. 2.1. Property. That according to the background information, "APSA" owns the property located at Beruti numbers 3351 and 3359 in this city, with the size, boundaries and other circumstances exposed below, hereinafter referred to indistinctly as "the property".

Clause 3

3.1. Transfer of ownership of the property. In compliance with the provisions of the "Agreement", APSA transfers full ownership and dominion and title to "TGLT" a PLOT OF LAND, with all improvements thereon, located in the northern zone of the city, with street frontage BERUTI numbers THREE THOUSAND and FIFTY and ONE HUNDRED and FIFTY-NINE [...]

3.5. Possession. TGLT acknowledges that it has possession of the property acquired by the peaceful tradition carried on today by the transferor, free of all the tenants and occupants.

Clause 4

4.1 Consideration in-kind. As non-cash consideration, TGLT agrees to transfer to APSA, who accepts the commitment, under the regime of the Horizontal Property (Law No. 13,512 ) the following future real estate located in the building that TGLT will build on the property acquired by this act, namely: (i) a number of Functional Housing Units (Department) - according to Sketch Location of Committed Units that are attached to said Agreement in Annex VI - representing in its set the seventeenth point thirty-three percent (17.33%) of total salable square meters of the apartments at the Building that TGLT will develop on the property, with a guaranteed minimum for APSA salable square meters of housing (apartments) of two thousand one hundred seventy square meters (2,170 m2), (ii) a number to be determined of Complementary / Functional Units Garages, representing in the aggregate fifteen point eighty two percent (15.82%) of total square meters of parking units that TGLT will develop on the property, with an assured minimum for APSA of thirty-two (32) parking units in the same building, in both cases (i and ii) being part of the Housing section of the building and (iii) all the parking units designated for commercial purposes of the building, with an assured minimum for APSA of one hundred seventy-one commercial parking units, being part of the Commercial section of the Building. Furthermore, and in the event they are built, TGLT committed to transfer a number of storage spaces representing a fifteen eighty two percent (15.82%) of total square meters of storage spaces that TGLT will build on the property. [ ... ]

It is in any event expressly clarified and agreed that, since the delivery and transfer by TGLT to APSA of Committed Units constitute, together with the cash consideration referred to in paragraph 4.2. above, the equivalent consideration by TGLT for the property transferred. TGLT only will fulfill the obligations assumed by the effective delivery and transfer of such Committed Units in the terms and conditions set forth in the Agreement and at this deed, but in no case can be interpreted that APSA assumes contingency risk or any alloys that such Committed Units not come to exist (in whole or in part), or come into existence in a manner other than that provided and agreed in the Agreement and / or the terms and conditions stipulated therein.

4.2. Cash consideration. For the balance of the value of property transferred, APSA declares and confirms that received from TGLT the amount of TEN MILLION SEVEN HUNDRED THOUSAND DOLLARS (US$10,700,000) [...].

Clause 5

Value or selling price. The parties agree that the value of the property transferred by this Agreement is set at the amount of EIGHTEEN MILLION EIGHT HUNDRED FORTY-THREE THOUSAND THOUSAND TWO HUNDRED THIRTY-ONE DOLLARS (US$18,843,231), which amount in turn represents the value of consideration both in-kind and cash, by TGLT, as indicated in paragraph 4 above. For these reasons the price or above value is deemed to be finally paid at the time that the acquiring party transfer full ownership and control, free of all kinds of taxes and occupants and conditions agreed in favor of the transferor and/or assignees for the units committed to be built on the same property. Given the reciprocity of equal values previously estimated and full satisfaction in the provision of this act by the transferring party, it is established and agreed that the acquiring party may not seek recovery of difference money caused in errors of assessment, higher costs, greater works, either for materials, labor, supplies or any other current or supervening cause in the construction of the work proposed, work or higher costs of workmanship, materials, supplies or services, fees, being own or from third-parties that are generated from today's date, or any other cause, even if they provoke any more onerous eventual notorious in compliance with the obligations incumbent.

Clause 6

6. [...] we proceed to mention some of the key provisions and obligations, for which TGLT agrees and undertakes to:

a) Building Amendatory Plan. Within ten (10) months from December 6, 2010, to obtain registration by the competent authorities of the Government of the City of Buenos Aires, the modifying of plans registered. If TGLT intended to introduce one or several modifications to the Site Plan shall thus let them know in writing to APSA together with the respective graphics and/or written documents concerning the proposed amendments. In this case APSA will have a term of ten (10) working days from receipt of this letter and accompanying documentation to determine on the matter. The silence from APSA on expiration of the period of ten (10) working days, shall be interpreted as tacit acceptance of the proposed changes. Notwithstanding the foregoing, TGLT commits not to make any presentation if observations by APSA were pending and without any liability for APSA due to any delay and without any possibility of claim thereon by TGLT. If an agreement on the modifications to be made in the Site Plan is not reached within a maximum period of 30 days from receipt by APSA of the note and its documentation, as aforementioned, the differences between APSA and TGLT concerning amendments to the Site Plan shall be submitted to dispute to the final opinion of Syasa Group (Seminar y Asociados S.A.), Rodolfo Seminario […]

e) Completion of the building. Technical Documentation and Schedule Development and Investment Curve. Build, finish and enable the building within thirty-two (32) months from December 6, 2010 [...]

g) Possession of Housing Functional Units, Complementary Units/ Functional garages Units in favor of APSA. Maximum within thirty-six (36) months from December 6, 2010, APSA may choose to receive from TGLT and TGLT is obliged to deliver to APSA possession of Housing and Ancillary Functional Units / Functional Units Complementary Parking & Storage Space Units, in the latter case if applicable, on the terms and conditions provided in paragraph i) of the third clause of the contract, by signing the corresponding act of delivering possession of said functional units. [...]

h) Deeds of Title of Complementary Units in favor of APSA. Maximum within thirty-six (36) months from December 6, 2010, fulfill the consideration at its charge, that is to transfer in favor of APSA, or his or their assignees and/or successors indicated by APSA by reliable means, ownership of all the Units Committed, making simultaneous delivery of possession of those units. [...]

Clause 7

[ ... ] TGLT may not transfer to third parties, under any title, the Property without the prior approval and express written permission of APSA. This restriction is based on the obligations and commitments of TGLT under the "Contract" and this deed and those personal conditions of TGLT that have been specially considered by APSA for entering into this contract. As such, for the eventual granting by APSA of its permission with the proposed transfer of TGLT (or, if applicable, any successor in the domain of property), the following requirements shall be met: (i) that the acquirer proposed offers proven solvency and good credit, as well as sufficient and authoritative economic, financial, legal, commercial and technical capacity to fulfill the obligations under this contract assumed by TGLT, all of it to the satisfaction of APSA, (ii) the acquirer proposed, together with the acquisition of the property, expressly and unconditionally assumes any and all obligations, charges and commitments set out in this contract and assumed by TGLT [ ...]

Clause 9

Delays. Defaults. 9.1. In the event of breach of TGLT of any of its obligations arising from the contract, as well as those incorporated herein by deed of title, whose arrears will occur automatically by the mere expiration of deadlines, APSA have full freedom and the right to: (a) enforce unfulfilled obligations, plus the payment of fines levied under the provisions of this Agreement and in this deed, notwithstanding the possibility of also claim the compensation by higher damages APSA could experience due to default, (b) declare resolved the operation under the contract and in this deed and demand the revocation of the domain of the Property and restitution with retroactive effect, (c) execute the mortgage by any judicial or extrajudicial proceedings in the current legislation for the outstanding principal EIGHT MILLION ONE HUNDRED FORTY-THREE THOUSAND TWO HUNDRED THIRTY-ONE DOLLARS (US$8,143,231) with accessories (fines, interest, etc.), costs, expenses and other items that may be applicable, (d) execute the guarantee of deposit above, up to the full amount of the sum insured by the same and/or (e) generally, exercise any resources, actions and other legal remedies at law may correspond to APSA at the failure of TGLT.

9.2. With regards to the obligations of TGLT under the Contract pursuant to Clause Three, is expressly clarified and agreed that in the exceptional case of administrative and/or registry delays and/or delays by accident or force majeure occurred in the filings, authorizations, approvals and registrations relating to the acts and plans indicated in the aforementioned third clause, which prove to be beyond the control and diligence of TGLT and are accredited by the latter reliably, in such unique and outstanding eventualities described in this clause, the corresponding term in question (as applicable) shall be automatically extended for an equal period to that corresponding to these possible delays that may have occurred and shall not be entitled to the penalties provided in said clause. [...]

9.3. TGLT assumes from now, exclusively as its sole expense, cost, risk and responsibility all obligations related to and/or arising from the approval, construction, development (including drafts, plans, calculations and other technical documentation, as well as all contracts, tenders, bids, etc.), termination, organization and/or marketing of the building. Consequently, it is established that TGLT agrees to indemnify and hold absolutely harmless to APSA, throughout the term of law and the respective actions, against any claim, demand, action, penalty, loss, damage and/or injury that APSA might experience from third parties (including the authorities and/or successors of APSA with respect to the ownership of those units) by any factual and/or legal related to the approval, construction, development, completion, organization and/or marketing of the building and/or the units that form part of the building. [ ... ]

Clause 10

Mortgage. To secure compliance with each and every one of the obligations of the debtor specified in the "Contract" and at this deed, in particular, the payment of fines, restitution, costs, expenses and other items agreed by the parties TGLT mortgages in favor of APSA the same property acquired by this act, whose location, area and other circumstances that individualized the property are reproduced here for its effects, that will be registered in the Registry of Deeds, empowering the creditor that if the obligations of TGLT within the agreed deadlines are not met, execute the mortgaged property, until produced the full payment of what is owe from fines, penalties, damages, other concepts due, legal accessories, and costs of collection. In order to comply with the provisions of Articles 3109 and 3131 of the Civil Code, taking into account the nature of the obligations secured by this mortgage, the parties agree in estimating the amount of this mortgage in the amount of EIGHT MILLION ONE HUNDRED FORTY-THREE THOUSAND TWO HUNDRED THIRTY-ONE THOUSAND DOLLARS (US$ 8,143,231). [ ... ]

Clause 13

13.1. Insurance. In order to guarantee compliance in time of any and all obligations under this Agreement, as well as all other obligations arising and/or deriving of the same and/or eventual defaults (including any attachments and interests, penalties herein provided, costs, expenses and other items for possible defaults), in addition to the abovementioned mortgage, although completely autonomous and independent of it, and to reinforce the performance bond, TGLT (as taker) takes in favor of APSA (as insured and beneficiary), simultaneously with the execution of this Deed an Insurance policy (the "Insurance"), Policy No. 96,987 issued by Zurich Insurance Company Insurance Company Argentina SA of the insured sum of Four Million U.S. Dollars (US$ 4,000,000), which shall remain in force until the fulfillment of the obligations by TGLT under the terms of the Agreement and this Deed. [ ... ]